

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 18, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Tiga Acquisition Corp., under the Exchange Act of 1934.

- Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant

- Class A ordinary shares, par value $0.0001

- Redeemable Warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

An Intercontinental Exchange Company